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October 17, 2024

VIA EDGAR AND ELECTRONIC MAIL

Perry Hindin, Esq.
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549

Re:	TheFutureComtech.com
Comtech Telecommunications Corp. (“Comtech” or the “Company”)
Soliciting Material filed pursuant to Exchange Act Rule 14a-12
Filed September 23, 2024 by Michael Porcelain, Fred Kornberg, et. al
File No. 000-07928

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated October 16, 2024 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Michael Porcelain and provide the following response on his behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.

Soliciting Material filed pursuant to Exchange Act Rule 14a-12

General

1.	Your letter to stockholders includes the statement that “[b]ased on our well-informed analysis, if a bona fide sale process were conducted, we believe that Comtech’s 911 Public Safety business, which is significantly larger than Rave’s, could achieve a sale price well in excess of $553.0 million.” Valuation claims included in proxy materials “[are] only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders’ understanding of the basis for and the limitations on the projected realizable values.” Refer to Exchange Act Release No. 16833 (May 23, 1980). Please provide us with the basis for such estimate, including any assumptions, qualifications or limitations. In addition, please confirm that the next solicitation subject to becoming a publicly-filed communication will include the basis for and limitations on such estimate in accordance with the cited interpretive release, or advise.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 17, 2024

Mr. Porcelain acknowledges the Staff’s comment and believes that his statement regarding the potential sale price of the Company’s 911 Public Safety business referenced in the letter to stockholders was made in good faith and on a reasonable basis.

The above-referenced statement is based on the relative size of the two businesses (in Motorola Solutions, Inc.’s earnings conference call for the fourth quarter of 2022, it disclosed that Rave Mobile Safety added approximately $70 million of annual recurring revenue for 2023, whereas Comtech’s 911 Public Safety business generated over $200 million of revenue in its fiscal 2023) as well as Mr. Porcelain’s general discussions with others familiar with the companies’ industry and businesses, including with respect to their views, based on publicly available information, on valuations and acquisition multiples for companies in the subject industry.

Furthermore, Mr. Porcelain hereby confirms that the next solicitation with respect to this matter subject to becoming a publicly-filed communication will include the basis for and limitations on such estimate in accordance with Exchange Act Release No. 16833.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell